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News Release	No. 12-237 December 3, 2012

Waterberg Platinum In-Fill Drilling confirms continuity and includes 10.5m of 15.46g/t Platinum, Palladium and Gold

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that new drill intercepts have confirmed the continuity of the Waterberg Inferred Resources area. A total of 15 new intercepts, including hole deflections, confirm the Waterberg Resource area and the continuity of the “T” and “F” mineralized layers. Results released today include a T layer intercept of 10.5 meters grading 15.46 grams per tonne (“g/t”) platinum, palladium plus gold (“2E+Au”) and an F layer intercept of 6 meters grading 4.52 g/t 2E+Au. Step out and infill drilling now underway with 10 rigs continues to intercept the identified mineralized layers at Waterberg.

The Waterberg discovery has a current strike length totalling 5.5 kilometers and remains open along strike and up-dip. The initial inferred mineral resource of 6.6 million ounces covers approximately 2.8 km on the F layers and 1.8 km kilometers on the T layers. (Initial inferred mineral resource of 68 million tonnes at 3.01 g/t 3E, comprised of 0.94 g/t Pt, 1.71 g/t Pd, 0.37 g/t Au. Refer to Technical Report titled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” dated November 5, 2012 at www.Sedar.com).

Results previously announced expanding the Waterberg discovery also include 11.5 meters grading 7.18 g/t 2E+Au and 58 meters grading 2.98 g/t 2E+Au as step out intercepts on the F layers. Structural modelling, in-fill and step out drilling and detailed scientific study have strengthened the deposit models and confirmed excellent continuity. Drill hole WB 42 was drilled up dip of WB 34 (16.50 meters of 4.4 g/t 2E+Au, 1.32 g/t Pt, 2.87 Pd, 0.21 Au) and this intercept, which is currently out for assay, extends the most northern edge of the deposit up dip by 400 meters. Visual interpretation and logging place the F layer in this intercept at approximately 707 metres vertical below surface. Further drilling up dip is pending the grant to the Joint Venture (in which Platinum Group has a 49.9% effective interest; Japan Oil, Gas and Metals National Corporation has a 37% and the effective balance with a BEE company) of a prospecting permit which is in the application and approval process at the Department of Mineral Resources. Drilling further along strike to the northeast onto prospecting permit applications 87% controlled by Platinum Group is also pending receipt of permit approvals.

R. Michael Jones, P.Eng., President of Platinum Group said “Waterberg continues to impress our technical team in terms of grade, thickness, continuity, shallow depths and the scale of the opportunity”.

PLATINUM GROUP METALS LTD.	…2

Details - Table

Hole	FROM	TO	ZONE	LENGTH	PGE	Pt	Pd	Au	Prill splits
Number	(m)	(m)		(m)	g/t	g/t	g/t	g/t	Pt	Pd	Au
WB026D0	912.25	918.25	FP	6.00	4.52	1.48	2.78	0.26	33%	62%	6%
WB026D1	914.00	920.00	FP	6.00	4.17	1.53	2.42	0.22	37%	58%	5%
WB026D2	907.50	913.00	FP	5.50	3.54	1.36	2.02	0.16	38%	57%	5%
WB035D0	632.00	642.00	FP	10.00	3.45	1.12	2.18	0.15	32%	63%	4%
WB039D0	629.50	635.50	FP	6.00	3.45	1.13	2.19	0.13	33%	63%	4%

WB026D0	545.50	552.00	T1	6.50	2.99	0.86	1.31	0.82	29%	44%	27%
WB030D3	579.00	581.00	T1	2.00	3.32	1.01	1.55	0.76	30%	47%	23%
WB032D0	786.50	794.00	T1	7.50	4.21	1.27	2.41	0.53	30%	57%	13%
WB037D0	417.00	419.00	T1	2.00	2.22	0.69	1.48	0.05	31%	67%	2%
WB038D0	497.00	499.00	T1	2.00	1.56	0.54	1.00	0.02	35%	64%	1%

WB026D0	558.50	561.50	T2	3.00	1.15	0.30	0.32	0.53	26%	28%	46%
WB030D3	582.00	585.50	T2	3.50	2.41	0.67	1.15	0.59	28%	48%	24%
WB032D0	802.00	812.50	T2	10.50	15.46	4.46	7.63	3.37	29%	49%	22%
WB037D0	422.00	425.00	T2	3.00	3.95	1.21	2.18	0.56	31%	55%	14%
WB038D0	508.50	514.50	T2	6.00	4.99	1.59	2.77	0.63	32%	56%	13%

Qualified Person, Quality Control and Assurance, Verification

R. Michael Jones, P.Eng., is the non-independent (CEO and shareholder) Qualified Person (“QP”) for this press release. He has relevant experience in platinum exploration for the past 10 years and precious metals exploration and mine operations over the past 25 years. Mr. Jones has verified the data and is satisfied that the confidence of the data, the geological interpretation and estimates are sufficient for this disclosure. He has visited the property and reviewed the core and sampling on numerous occasions in 2011 and 2012. Ken Lomberg is the Independent (as defined in National Instrument 43-101) QP for the inferred mineral resource estimate released on September 5, 2012.

Quality control and assurance was completed in the normal process for Platinum Group Metals (RSA) (Pty) Ltd. Standards, duplicates and blanks were inserted regularly in every assay batch. These assay results were checked and any results outside of two standard deviations were re-assayed. Strict control and documentation on the core from the drill rig to the site and the assay samples to the lab were maintained at all times under a chain of custody sign off system. The platinum group elements were assayed by fire assay using a nickel sulphide collection method at Setpoint Laboratories, Johannesburg, a SANAS accredited laboratory. Thys Botha, a qualified geologist and resource estimator in the full time employ of Platinum Group Metals (RSA) (Pty) Ltd., has supervised the work and compilation of the results.

PLATINUM GROUP METALS LTD.	…3

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group is building the WBJV Project 1 Platinum mine in the Western Limb of the Bushveld Complex, South Africa. The WBJV Project 1 is planned to be in production in 2014 and ramp up to 275,000 ounces per year of platinum, palladium, rhodium and gold. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Wesizwe which is controlled by Jinchuan of China. The Platinum Group management team has a track record of discovery of precious metals mines over the past 25 years.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
            R. Michael Jones, President
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding further exploration on the Company’s properties, the Company’s permitting efforts, the potential results of the foregoing, and the opportunity represented by Waterberg. In addition, estimates of mineral resources constitute forward-looking statements to the extent that they reflect estimates of mineralization that may be encountered upon further drilling or mining. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully obtain financing; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com , respectively.

PLATINUM GROUP METALS LTD.	…4

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the term “inferred mineral resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category of resource, or will ever become a reserve. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.